

December 21, 2022

Erik S. Nelson
Chief Executive Officer
Bellatora, Inc.
2030 Powers Ferry Road SE, Suite #212
Atlanta, GA 30339

> **Re: Bellatora, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed December 1, 2022**
> **File No. 000-56478**

Dear Erik S. Nelson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2022 letter.

Amendment No. 1 to Registration Statement on Form 10-12G filed December 1, 2022

Item 1A. Risk Factors
Risks Related to Our Securities, page 12

1. We note your response to comment 1. Please further revise the page 14 risk factor on Rule 144 sales in the future to clearly reflect that you are a shell company and thus Rule 144 is not currently available for resales.

Item 2. Financial Information
Results of Operations for the Period Ended December 31, 2021 Compared to the Year Ended
December 31, 2020, page 17

2.   We note your response to comment 3. We reissue the comment in part, please revise to
       address the material terms of the extinguished debt and quantify the principal and interest
       outstanding at the time the debt was extinguished.

Financial Statements for the Three and Six Months Ended June 30, 2022 and 2021, page F-10

3.   Please revise to include updated unaudited interim financial statements as of and for the
       three and nine months ended September 30, 2022 and 2021, as required by Rule 8-
       08 of Regulation S-X.

       We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please
contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other
questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Robert J. Mottern, Esq.